UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Private Placement

On December 5, 2025, GLOBAL MOFY AI LIMITED (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors (the “Purchasers”) for a private placement (“PIPE Offering”) of (i) 15,000,000 Class A ordinary shares (the “Shares”), par value $0.00003 per share, at a purchase price of $0.31875 per share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The closing of PIPE Offering is expected to take place within 30 business days from the execution of the Securities Purchase Agreement.

The net proceeds from the PIPE Offering, before deducting offering expenses, are approximately $4.8 million. The Company intends to use the net proceeds from the PIPE Offering to provide financing for working capital and general corporate purposes.

Registration Rights

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers to file a registration statement covering the resale of the Shares with the Securities and Exchange Commission.

The securities sold in the PIPE Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder. None of the Purchasers is a U.S. Person, as such term is defined under Regulation S, or is acquiring the securities for the account or benefit of a U.S. Person. Each of the Purchasers has purchased the securities as an investment in a private placement that did not involve a general solicitation. The Shares have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Registration Rights Agreement, forms of which are attached hereto as Exhibits 10.1 and 10.2, respectively, each of which are incorporated herein by reference.

The Company issued a press release filed herewith on December 5, 2025. The materials attached as Exhibits 99.1 are incorporated by reference herein.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2025 (Registration No. 333-284554), as amended and Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 29, 2025 (Registration No. 333-291150).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press release - Global Mofy AI Limited Announces US$4.8 Million Private Placement Financing, dated December 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: December 5, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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